Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Conn’s, Inc. for the registration of $500,000,000 of common stock, preferred stock, debt securities, warrants, rights, stock purchase contracts, depositary shares, units, and guarantees that may be offered and sold from time to time by Conn’s, Inc. and to the incorporation by reference therein of our reports dated March 29, 2016, with respect to the consolidated financial statements of Conn’s, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Conn’s, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended January 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Houston, Texas
April 29, 2016